September 26, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Mr. Jeffrey Foor
Document Control – EDGAR

RE:	Columbia Funds Series Trust II (the Registrant)
Columbia Select Large-Cap Value Fund
Columbia Select Smaller-Cap Value Fund
Post-Effective Amendment No. 94
File No. 333-131683/811-21852

Dear Mr. Foor:

Registrant is filing Post-Effective Amendment No. 94 on Form N-1A pursuant to Rule 485(a)(1) to bring the financial statements and other information included in the Registration Statement for the above-referenced funds up to date pursuant to Section 10(a)(3) of the Securities Act of 1933. In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate.

Pursuant to Rule 461, Registrant respectively requests that the effective date of the above-mentioned Amendment to Registration Statement be accelerated and declared effective on October 1, 2013, or as soon as practicable thereafter. A letter on behalf of the Principal Underwriter also is accompanying this filing.

If you have any questions regarding this filing, please contact Megan Garcy at 212-850-1354 or Anna Butskaya at 612-671-4993.

Sincerely,

/s/ Christopher O. Petersen
Christopher O. Petersen
Vice President and Secretary
Columbia Funds Series Trust II